UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of Satyam dated January 11, 2009.
EX-99.2 Press release of Satyam dated January 12, 2009.

Other Events
On January 9, 2009, B. Ramalinga Raju, Satyam Computer Services Limited’s (“Satyam”) former Chairman of its Board of Directors, and B. Rama Raju, Satyam’s former Managing Director and Chief Executive Officer, were arrested by Hyderabad police on charges of criminal breach of trust, criminal conspiracy, cheating, falsification of records and forgery. Following their arrests, on January 10, 2009, a local magistrate in Hyderabad ordered that both B. Ramalinga Raju and B. Rama Raju be held in judicial custody until January 23, 2009, while the investigation surrounding the financial irregularities alleged in the resignation letter of B. Ramalinga Raju continues. In addition, on January 10, 2009, Srinivas V., Satyam’s former Chief Financial Officer, was arrested by Hyderabad police on charges of criminal conspiracy, cheating and forgery in connection with the alleged financial irregularities.
B. Ramalinga Raju’s resignation letter was attached as exhibit 99.2 to Satyam’s Form 6-K submitted to the Securities and Exchange Commission on January 7, 2009.
On January 11, 2009, Satyam issued a press release announcing that the Minister of Corporate Affairs of India had appointed three directors to its newly formed Board of Directors. The newly appointed directors are: Mr. Deepak S. Parekh, Executive Chairman of the Board of Directors of Housing Development Finance Corporation Limited (HDFC), Mr. Kiran Karnik, former President of the National Association of Software and Services Companies (NASSCOM) and Mr. C. Achuthan, Director of the National Stock Exchange, former member of the Securities and Exchange Board of India (SEBI) and former Chairman of the Securities Appellate Tribunal. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
On January 12, 2009, Satyam issued a press release announcing that its newly constituted Board of Directors had met for the first time earlier that morning at Satyam’s offices. In addition, the press release highlighted several key decisions made by the Board at the meeting. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated herein by reference.
Exhibits:
99.1	Press release of Satyam dated January 11, 2009.

99.2	Press release of Satyam dated January 12, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head - Corp. Governance & Company Secretary

Date : January 13, 2009

EXHIBITS INDEX

99.1	Press release of Satyam dated January 11, 2009.

99.2	Press release of Satyam dated January 12, 2009.